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                                                             Exhibit (c)(2)

                      EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT dated November 20, 1995 ("Agreement") among Mr. James R. Fore, a resident of Sanford, North Carolina ("Employee"), Kuhlman Acquisition Corp., a North Carolina corporation ("KAC"), and Kuhlman Corporation, a Delaware corporation ("Kuhlman").

     WHEREAS, the Employee is currently the President and Chief Executive Officer of Communication Cable, Inc., a North Carolina corporation ("CCI"). Kuhlman has in the past entered into discussions with CCI regarding its proposed acquisition of CCI and presently intends to again pursue such an acquisition, through KAC, subject to entering into satisfactory arrangements for its acquisition of the common stock of CCI held by the Employee and satisfactory arrangements for the Employee's employment with KAC if and when such acquisition is consummated. Contemporaneously herewith, Kuhlman, KAC and the Employee have entered into a Stock Option Agreement relating to KAC's purchase of the Employee's stock in CCI. The purpose of this Agreement is to set forth the terms of the Employee's employment with KAC in the event that such an acquisition of CCI is consummated.

     WHEREAS, it is understood that on the date hereof the Employee continues to be employed by CCI as its President and Chief Executive Officer and continues to be a director of CCI. Nothing herein is intended to interfere with the due and proper performance of the Employee's duties to CCI in such positions or to create any employment relationship between the Employee and KAC or Kuhlman prior to the Commencement Date referred to herein. It is further understood that, if such Commencement Date does not occur prior to January 1, 1997 (or such later date to which the parties hereto may hereafter mutually agree), then at the Employee's option this Agreement shall become null and void and neither party shall have any obligations to the other hereunder, except for the obligations of KAC and Kuhlman under Section 6 (which shall continue).

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1.   Employment; Performance Guarantee

     KAC agrees to employ the Employee, and the Employee agrees to enter into the employ of KAC on the Commencement Date (as defined in Section
3), on the terms and conditions hereafter set forth. Kuhlman and KAC represent and warrant to the Employee that Kuhlman owns all of the issued and outstanding capital stock of KAC. Kuhlman hereby guarantees to the Employee the faithful and timely performance of the obligations of KAC stated in this Agreement.

2.   Duties

     During his employment hereunder, the Employee shall devote his full business time, skill, energies, judgment, knowledge and efforts to advancement of the best interests of KAC and its subsidiaries and the performance of such executive duties on behalf of KAC and its subsidiaries as the Board of Directors of KAC may assign to him from time to time. In no event shall such duties require the Employee to relocate outside of Sanford, North Carolina during the term of this

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Agreement without the Employee's consent.  The requirement that the
Employee devote his full business time to KAC shall not be construed to prevent the Employee from investing in securities and other kinds of personal property, tangible and intangible, and real estate or from engaging in church, charitable or other community activities that do not, singly or in the aggregate, materially impair his ability to fulfill his responsibilities under this Agreement.

3.   Commencement Date; Term

     This Agreement shall become effective upon the first to occur of
(i) the purchase by Kuhlman or KAC, or by another person controlling, controlled by or under common control with Kuhlman or KAC (a "Kuhlman Affiliate"), of no less than that number of shares of CCI, as would then have voting power sufficient to elect a majority of the directors of CCI, (ii) the purchase by Kuhlman, KAC or a Kuhlman Affiliate of all or substantially all of the assets of CCI or (iii) a merger of CCI with or into Kuhlman, KAC or a Kuhlman Affiliate (the date of the first to occur of such events being the "Commencement Date"). The term of the Employee's employment hereunder shall be the three years immediately following the Commencement Date, unless terminated earlier pursuant to
Section 5. If the Commencement Date shall not have occurred on or before December 31, 1996 (or such later date to which the parties shall have agreed in writing), then, at the Employee's option, by written notice to KAC and Kuhlman, this Agreement shall be null and void and neither party shall have any obligations to the other hereunder, except for the obligations of KAC and Kuhlman under Section 6 (which shall continue).

4.   Compensation and Benefits

     KAC shall pay or cause to be paid to the Employee, as compensation for all of the services to be rendered by him hereunder during the term hereof, the following salary and bonus: in and for the first year following the Commencement Date, $300,000 in the aggregate; in and for the second year following the Commencement Date, $330,000 in the aggregate; in and for the third year following the Commencement Date, $363,000 in the aggregate. The Employee and his spouse also will receive medical and health insurance benefits consistent with the insurance benefits that Employee and his spouse are currently entitled to receive from CCI. The salary and bonus payments and other benefits described herein shall in all events be paid and made available to the Employee in times, place and manner consistent with CCI's current practices; provided, that for such purposes the Employee's salary shall be deemed to be $200,000 for the first year following the Commencement Date, $230,000 for the second year and $263,000 for the third year, and Employee shall be entitled to a bonus of $100,000 payable on each December 15 within the three years following the Commencement Date.

5.   Termination of Employment

     Notwithstanding Section 3, the term of the Employee's employment hereunder shall terminate on the first to occur of (i) the date that is three years after the Commencement Date and (ii) any of the events described below in this Section 5.

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     (a)  Death.  In the event of the Employee's death, his employment shall terminate automatically, effective as of the date of death, and KAC shall pay to his estate or other beneficiary designated by him to KAC, in the times, place and manner mentioned in Section 4, the salary and bonus that otherwise would have been paid to him pursuant to Section 4 for the remainder of the three-year term mentioned in this Section 5. In the event that the Employee shall die after the termination of his employment hereunder but prior to the expiration of the three-year term mentioned in this Section 5, then the compensation and benefits that would otherwise continue to be payable to him after the termination of his employment for the remainder of such three-year term shall be payable to the Employee's estate or to such other beneficiary as shall have been designated by him to KAC. The benefits payable to him after termination of employment include the medical and health insurance benefits for his spouse mentioned in Section 4, and after the Employee's death such insurance benefits for his spouse shall be continued for the remainder of such three-year term.

     (b) Disability. If the Employee, due to physical or mental illness, shall be unable to perform substantially all of his duties for a continuous period of three months, then the Employee may by notice terminate his employment effective as of a date not less than 30 days after the date such notice is given. In such event, the compensation and benefits described in Section 4 shall be payable to the Employee, in the times, place and manner mentioned in Section 4, for the remainder of the three-year term mentioned in this Section 5.

     (c) Termination by Employee. At any time after the six-month period commencing with the Commencement Date, the Employee may by notice terminate his employment effective as of a date not less than 30 days after the date such notice is given. Notwithstanding the occurrence of any such termination, the compensation and benefits described in Section 4 shall be payable to the Employee, in the times, place and manner mentioned in Section 4, for the remainder of the three-year term mentioned in this Section 5.

     (d) Termination by KAC. The Employee's employment may be terminated at any time by KAC with or without notice and with or without cause. Notwithstanding the occurrence of any such termination, the compensation and benefits described in Section 4 shall be payable to the Employee, in the times, place and manner mentioned in Section 4, for the remainder of the three-year term mentioned in this Section 5.

6.   Indemnification.

     KAC and Kuhlman, jointly and severally, agree to indemnify the Employee and to hold the Employee harmless from and against any loss, liability, cost or expense (including reasonable attorneys' fees) incurred by the Employee arising out of any claim by any person or entity (other than a party to this Agreement) resulting from the execution, delivery or performance of this Agreement, except that neither KAC nor Kuhlman shall have any such responsibility relative to any loss, liability, cost or expense that the Employee may incur as a result of Employee's gross negligence or intentional misconduct or as a result of the compensation or benefits paid or made available to the Employee following the termination of his employment hereunder.

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7.   Confidentiality

     The Employee acknowledges that he has had and will have access to certain information related to the business, operations, future plans and customers of KAC, the disclosure or use of which could cause KAC substantial losses and damages. Accordingly, the Employee covenants that, during the term of his employment with KAC and thereafter, he will keep confidential all information and documents furnished to him by or on behalf of KAC and not use the same to his advantage, except to the extent such information or documents are or thereafter become lawfully obtainable from other sources or are in the public domain through no violation of this Section 7 on his part or as is consented to in writing by KAC. For the purposes of this Section 7 only, the term "KAC" shall mean CCI and any and all persons that control or are controlled by, or are under common control with, KAC.

8.   No Conflict with Any Other Agreement

     The Employee represents and warrants to KAC and Kuhlman that the execution of this Agreement and the performance of his duties and obligations hereunder will not breach or cause a default under any other agreement to which he is a party or by which he is bound and that he is not now subject to any covenant against competition or similar covenant that would affect the performance of his duties hereunder. It is understood, however, that the Employee shall have no duties to KAC or Kuhlman hereunder prior to the Commencement Date and that he may continue his employment with CCI until that time.

9.   No Assignment

     This Agreement shall in no way be subject to assignment by the Employee, KAC or Kuhlman; provided, however, that (a) KAC may assign any or all of its rights or duties hereunder to any person who is a Kuhlman Affiliate and (b) Kuhlman may assign its duties hereunder by operation of law in a merger, reorganization or other similar transaction to a successor to substantially all of its business and assets.

10.  Notices

     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person, by overnight courier, by facsimile transmission, telexed or mailed by certified or registered mail, postage prepaid, return receipt requested, as follows (or at such other address for a party as shall be specified by like notice, provided that such a notice shall be effective only upon receipt thereof):

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if to KAC or Kuhlman, to:
                         Kuhlman Corporation
                         3 Skidaway Village Square
                         Savannah, Georgia  31411
                         Attn:  Richard A. Walker, Esq.
                         Fax: (912) 598-0737

with a copy (which shall not constitute notice) to:

                         Parker, Poe, Adams & Bernstein L.L.P.
                         2500 Charlotte Plaza
                         Charlotte, North Carolina  28244
                         Attn:  Patrick Daugherty, Esq.
                         Fax: (704) 334-4706

if to the Employee, to:

                         Mr. James R. Fore
                         1975 Wedgewood Drive
                         Golf East
                         Sanford, North Carolina  27330

with a copy (which shall not constitute notice) to:

                         Kennedy Covington Lobdell & Hickman, L.L.P.
                         NationsBank Corporate Center
                         Suite 4200
                         100 North Tryon Street
                         Charlotte, North Carolina  28202
                         Attn:  J. Norfleet Pruden III, Esq.
                         Fax:  (704) 331-7598

(or to such other address as any party shall have furnished to the others by like notice).

A notice shall be effective as of the date of such delivery or mailing, as the case may be.

11.  Entire Agreement

     This Agreement constitutes the only agreement and understanding between KAC or Kuhlman, on the one hand, and the Employee, on the other hand, relative to the subject of the Employee's employment by Kuhlman or any Kuhlman Affiliate; and there are no promises, representations, conditions, provisions or terms related thereto other than those set forth herein. This Agreement supersedes all previous understandings, agreements and representations, written or oral, between KAC or Kuhlman, on the one hand, and the Employee, on the other hand, regarding such employment.

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12.  Governing Law

     This contract shall be governed by, and construed in accordance with, the laws of the State of North Carolina.

13.  Waiver; Amendment

     No waiver in any instance by either party of any provision of this Agreement shall be deemed a waiver by such party of such provision in any other instance or a waiver of any other provision hereunder in any instance. This Agreement cannot be amended, supplemented or otherwise modified except in a writing signed by all of the parties hereto.

14.  Counterparts

     This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              KUHLMAN ACQUISITION CORP.


                              By:  /s/ Curtis G. Anderson
                                   Name:  Curtis G. Anderson
                                   Its:  President


                              KUHLMAN CORPORATION


                              By:  /s/ Curtis G. Anderson
                                   Name:  Curtis G. Anderson
                                   Its:  President and Chief Operating Officer


                                   /s/ James R. Fore           (L.S.)
                                   James R. Fore

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